UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-56407

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Deep Fission, Inc.
Former Name if Applicable:	Surfside Acquisition Inc.
Address of Principal Executive Office (Street and Number): City, State and ZIP Code:	2001 Addison St., Suite 300 Berkeley, California 94704

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Deep Fission, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense, because the Company requires additional time to complete its financial statements and related disclosures to be included therein.

In connection with preparation of the Form 10-K, the Company is evaluating previously-reported valuations with respect to the Company’s Simple Agreements for Future Equity (“SAFE Notes”) and believes there may be errors in such valuations which may have resulted in material misstatements in our previously-issued financial statements. The Company’s management and Audit Committee are continuing to evaluate such valuations and has not yet made a determination regarding whether any previously-issued financial statements should no longer be relied upon because of an error in such financial statements.

As a result of the facts and circumstances described above, the Company requires additional time to complete its financial statements. The Company currently expects to file the Form 10-K on or before April 15, 2026, in compliance with the fifteen calendar day extension under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William (Mark) Schmitz	707	400-0778
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, due to the Company’s pending review of previously-issued financial statements, the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the fiscal year ended December 31, 2025 compared to the corresponding period in 2024 until the review is completed.

Forward-Looking Statements

Statements in this filing about the Company that are not historical facts are forward-looking statements based on our current expectations and estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “will,” “could,” “project,” “target,” “potential,” “continue” and similar expressions that do not relate solely to historical matters or actual results. Forward-looking statements include, but are not limited to, statements about: the timing, form and content of the Form 10-K; and the completion of the year-end financial statement audit and expected financial results referred to herein. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this filing or to conform these statements to actual results or revised expectations, except as required by law.

DEEP FISSION, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ William (Mark) Schmitz
		Name:	William (Mark) Schmitz
		Title:	Chief Financial Officer